ETAO INTERNATIONAL CO., LTD.
1460 Broadway, 14th Floor,
New York, New York 10036

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

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KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ETAO INTERNATIONAL CO., LTD.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	Against
1. Approval of the Share Consolidation	▢	▢	▢
2. Approval of the Increase of Authorized Shares	▢	▢	▢
3. Approval of the Amendment to the Share Capital	▢	▢	▢
4. Approval of the Amendment to the M&A	▢	▢	▢

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

	For All	Withhold All	Against
5. Approval of authorization the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Special Meeting or adjournment or postponement thereof to approve of the foregoing proposals	▢	▢	▢

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address changes and/or comments, please check this box and write them on the back where indicated. ▢

Please indicate if you plan to attend this meeting. ▢ **Yes** ▢ **No**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice is available at the Company's EDGAR page: https://www.sec.gov/cgi-bin/browse-edgar?company=etao&owner=exclude&action=getcompany

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ETAO INTERNATIONAL CO., LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

SPECIAL MEETING OF SHAREHOLDERS
February 16, 2024

The shareholder(s) hereby appoint(s) Wensheng Liu and Hui Wang, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ETAO International Co., Ltd.. that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 9:30 a.m., Eastern Standard Time on Friday February 16, 2024, at 1460 Broadway, 14th Floor, New York, New York 10036, or via Zoom at https://us02web.zoom.us/j/82157342548?pwd=d3F1aENWOG4rY0ZrOGdIS3A5Zkp1QT09 (Meeting ID: 821 5734 2548 Passcode: 511984) and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4 AND PROPOSAL 5.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE